UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                                 Banco de Chile
                                (Name of Issuer)

                    Common stock without nominal (par) value
   (Formerly the F Shares, mandatorily convertible into shares of Common Stock without nominal (par) value)
                          Title of Class of Securities

                                    059504100
                                 (CUSIP Number)

                          Luis Fernando Antunez Bories
                             Chief Financial Officer
                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Las Condes, Santiago, Chile
                                 (56-2) 750-7221
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   March 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                       (Continued on the Following Pages)
                              (Page 1 of 23 pages)

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     LQ Inversiones Financieras S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Quinenco S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andronico Luksic Abaroa
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    15,724,534
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           15,724,534
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,527,841,658 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Luksburg Foundation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Lanzville Investments Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Dolberg Finance Corporation Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Geotech Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Liechtenstein
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andsberg Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andsberg Inv. Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andsberg Inversiones Ltda.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ruana Copper Corporation Establishment
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Guillermo Luksic Craig
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nicolas Luksic Puga
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inmobiliaria e Inversiones Rio Claro S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andronico Luksic Craig
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     O0
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Patricia Lederer Tcherniak
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones Consolidadas S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Inversiones Salta S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Andronico Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Davor Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Max Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 059504100
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Dax Luksic Lederer
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        35,512,117,124
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    35,512,117,124
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,512,117,124 (individually)
     35,527,841,658 (total group shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            LQ Inversiones Financieras S.A., Quinenco S.A., Andronico Luksic Abaroa, Luksburg Foundation, Lanzville Investments Establishment, Dolberg Finance Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inv. Ltd., Andsberg Inversiones Ltda., Ruana Copper Corporation Establishment, Guillermo Luksic Craig, Nicolas Luksic Puga, Inmobiliaria e Inversiones Rio Claro S.A., Andronico Luksic Craig, Patricia Lederer Tcherniak, Inversiones Consolidadas S.A., Andronico Luksic Lederer, Davor Luksic Lederer, Max Luksic Lederer, Dax Luksic Lederer and Inversiones Salta S.A. (the "Reporting Persons" or the "Group") hereby amend the Schedule 13D for the Group, dated January 11, 2002 (the "Schedule 13D"), as amended on January 17, 2003, filed in respect to the common stock without nominal (par) value (the "Common Shares")of Banco de Chile, an open stock banking corporation (sociedad anonima bancaria abierta) organized under the laws of the Republic of Chile.

            In 1989, Banco de Chile repurchased from the Chilean Central Bank certain non-performing loans that Banco de Chile had previously sold to the Chilean Central Bank and later exchanged for a subordinated obligation without a fixed term, known as "deuda subordinada," or subordinated debt. In 1996, Banco de Chile was reorganized, and as a result, the subordinated debt was assigned to Sociedad Administradora de la Obligacion Subordinada SAOS S.A ("SAOS") along with the economic rights to 28,593,701,789 Common Shares (42.0% of the total Common Shares) (See Item 6 for additional information regarding SAOS and the subordinated debt). SAOS is 100% owned by Sociedad Matriz del Banco de Chile S.A. ("SM Chile"), but pursuant to the restructuring and the assignment of the subordinated debt, 100% of the economic rights to the Common Shares owned by SAOS are pledged to the Chilean Central Bank and all distributions on those shares are to be paid directly to the Chilean Central Bank until the subordinated debt is repaid. However, neither SAOS nor the Chilean Central Bank has the right to vote those Common Shares. The right to vote the Common Shares held by SAOS are directly held by the owners of the equity interest in SM Chile. SM Chile is a special purpose company that is publicly traded on the Santiago Stock Exchange and whose sole purpose is to hold Common Shares of Banco de Chile. SM Chile has issued four series of equity interests, each representing different voting and economic interests in Banco de Chile. Each holder of SM Chile's equity interests votes the underlying Common Shares of Banco de Chile directly, and not as a group. As a result of SAOS's arrangement with the Chilean Central Bank and the differing voting rights of SM Chile's four series of equity interests, the Group beneficially owns the voting equivalent of 35,512,117,124 Common Shares or 53.5% of Banco de Chile's total Common Shares, but only beneficially owns the economic rights to 19,846,958,916 Common Shares of 29.9% of Banco de Chile's total Common Shares.

            References to share ownership herein refer to "beneficial ownership" as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), unless otherwise stated. References to share ownership herein, unless stated otherwise, do not reflect the Reporting Persons percentage dividend rights, which have been pledged in certain circumstances, as further discussed in Item 5(d) and Item 6 below.

Item 2. Identity and Background.

            Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            (a)-(c), (f) This statement is being filed by the following persons:

            LQ Inversiones Financieras S.A., a company organized under the laws of Chile ("LQ Inversiones"), is engaged principally in the financial sector of Chile through the ownership of Common Shares of the Bank. LQ Inversiones' principal business address is Enrique Foster Sur 20, 14th Floor, Santiago, Chile. LQ Inversiones is a subsidiary of Quinenco S.A. ("Quinenco").

            Quinenco S.A., a corporation organized under the laws of Chile, is engaged principally in the financial, industrial and services sectors in Chile through its ownership of companies in the financial services, copper and aluminum products, food and beverages, hotel services, telecommunications services and real estate businesses. Quinenco's principal business address is Enrique Foster Sur 20, 14th Floor, Santiago, Chile.

            Andronico Luksic Abaroa, a Chilean citizen, resides in Chile and has his principal business address at Ahumada 11, 10th Floor, Santiago, Chile. Mr. Andronico Luksic Abaroa is a member of a reporting group that beneficially owns 82.5% of the outstanding ordinary shares of Quinenco (the "Quinenco Group" and, together with Quinenco and LQ Inversiones, the "Reporting Persons").

            The Luksburg Foundation (the "Luksburg Foundation"), a foundation operating under the laws of the Principality of Liechtenstein ("Liechtenstein"), is a foundation whose main purpose is to hold shares of Quinenco and various other companies. The Luksburg Foundation's principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein. The Luksburg Foundation is a member of the Quinenco Group.

            Lanzville Investments Establishment, an establishment organized under the laws of Liechtenstein ("Lanzville"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Lanzville's principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein. Lanzville is a member of the Quinenco Group.

            Dolberg Finance Corporation Establishment, an establishment organized under the laws of Liechtenstein ("Dolberg"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Dolberg's principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein. Dolberg is a member of the Quinenco Group.

            Geotech Establishment, an establishment organized under the laws of Liechtenstein ("Geotech"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Geotech's principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein. Geotech is a member of the Quinenco Group.

            Andsberg Ltd., a limited liability company organized under the laws of Jersey, Channel Islands ("Andsberg Jersey"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Andsberg Jersey's principal business address is 22 Grenville Street, St. Helier, Jersey, Channel Islands JE48PX. Andsberg Jersey is a member of the Quinenco Group.

            Andsberg Inv. Ltd., a limited liability company organized under the laws of Jersey, Channel Islands ("Andsberg Inv. Jersey"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Andsberg Inv. Jersey's principal business address is 22 Grenville Street, St. Helier, Jersey, Channel Islands JE48PX. Andsberg Inv. Jersey is a member of the Quinenco Group.

            Andsberg Inversiones Ltda., a limited liability partnership organized under the laws of Chile ("Andsberg Chile"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Andsberg Chile's principal business address is Ahumuda 11, Oficina 206, Santiago, Chile. Andsberg Chile is a member of the Quinenco Group.

            Ruana Copper Corporation Establishment, an establishment organized under the laws of Liechtenstein ("Ruana Copper"), is a holding entity whose main purpose is to hold shares of Quinenco and various other companies. Ruana Copper's principal business address is Heilgkreuz 6, FL-9490 Vaduz, Liechtenstein. Ruana Copper is a member of the Quinenco Group.

            Guillermo Luksic Craig, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 16th Floor, Santiago, Chile. Mr. Guillermo Luksic Craig is the Chairman of the Board of Directors of Quinenco and a member of the Quinenco Group.

            Nicolas Luksic Puga, a Chilean citizen, resides at Camino San Antonio 883, Las Condes, Santiago, Chile. Mr. Nicolas Luksic Puga is a student and is a member of the Quinenco Group.

            Inmobiliaria e Inversiones Rio Claro S.A., a corporation organized under the laws of Chile ("Rio Claro"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Rio Claro's principal business address is at Enrique Foster Sur 20, 18th Floor, Santiago, Chile. Rio Claro is a member of the Quinenco Group.

            Andronico Luksic Craig, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 16th Floor, Santiago, Chile. Mr. Andronico Luksic Craig is the Vice Chairman of the Board of Directors of Quinenco and a member of the Quinenco Group.

            Patricia Lederer Tcherniak, a Chilean citizen, resides in Chile and has her principal business address at Enrique Foster Sur 20, 18th Floor, Santiago, Chile. Mrs. Patricia Lederer Tcherniak is a member of the Quinenco Group.

            Inversiones Consolidadas S.A., a corporation organized under the laws of Chile ("Inversiones Consolidadas"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Inversiones Consolidadas's principal business address is Enrique Foster Sur 20, 18th Floor, Santiago, Chile. Inversiones Consolidadas is a member of the Quinenco Group.

            Inversiones Salta S.A., a corporation organized under the laws of Chile ("Inversiones Salta"), is a holding company whose main purpose is to hold shares of Quinenco and various other companies. Inversiones Salta's principal business address is Enrique Foster Sur 20, 18th Floor, Santiago, Chile. Inversiones Salta is a member of the Quinenco Group.

            Andronico Luksic Lederer, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile. Mr. Andronico Luksic Lederer is a student and is a member of the Quinenco Group.

            Davor Luksic Lederer, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile. Mr. Davor Luksic Lederer is a student and is a member of the Quinenco Group.

            Max Luksic Lederer, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile. Mr. Max Luksic Lederer is the minor son of Andronico Luksic Craig and is a member of the Quinenco Group.

            Dax Luksic Lederer, a Chilean citizen, resides in Chile and has his principal business address at Enrique Foster Sur 20, 18th Floor, Las Condes, Santiago, Chile. Mr. Dax Luksic Lederer is the minor son of Andronico Luksic Craig and is a member of the Quinenco Group.

            (d) None of the Reporting Persons, or to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) During the last five years, none of the Reporting Persons, or to the best knowledge of each Reporting Person, any of the persons listed in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

Item 5. Interests in Securities of the Issuer.

            Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            (a)-(b) See pages 2-24 of this Schedule 13D for the aggregate number and percentage of Common Shares beneficially owned by each Reporting Person, the number of Common Shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

            (c) Not applicable.

            (d) Sociedad Administradora de la Obligacion Subordinanada SAOS S.A. ("SAOS"), a 100%-owned subsidiary of SM Chile through which SM Chile holds 42% of its beneficial interest in the Common Shares, has pledged all of such shares to Chile's Central Bank (the "Central Bank") as collateral for the payment of certain indebtedness of SAOS held by the Central Bank, as discussed further in
Item 6. So long as those Common Shares remain pledged, the Central Bank has the right to receive and the power to direct the receipt of 42.8% of all dividends paid by Banco de Chile. Under certain conditions, the Central Bank also has the sole power to dispose or to direct the disposition of the pledged Common Shares and has rights to the proceeds of a sale of those shares. SM Chile retains the voting rights relating to the pledged Common Shares while these shares are pledged to the Central Bank.

            (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            Following Banco de Chile's 1996 reorganization, SM Chile's wholly-owned subsidiary, SAOS, S.A., pursuant to an agreement with the Chilean Central Bank, assumed a payment obligation which replaced debt owed to the Central Bank by Banco de Chile. In exchange for assuming the Central Bank indebtedness, SAOS received Banco de Chile Common Stock from SM Chile. SAOS is now solely responsible for this UF-denominated obligation over the balance of its 40-year term. As part of its obligation, SAOS pledged Banco de Chile Common Shares as collateral. Dividends received from Banco de Chile are the sole source of SAOS's revenues, which it is required to apply to repay this indebtedness. However, under SAOS's agreement with the Central Bank, Banco de Chile has no obligation to distribute dividends to its shareholders. To the extent distributed dividends are not sufficient to pay the amount due on this indebtedness, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of Banco de Chile's total capital, the Central Bank may require SAOS to sell a sufficient number of Shares of Banco de Chile to pay the entire deficit amount accumulated. The shareholders of SM Chile have a right of first refusal with respect to that sale. As of June 30, 2002, SAOS maintained a deficit balance with the Central Bank of UF315,775 (equivalent to US$7.5 million), equivalent to less than 1% of Banco de Chile's total capital and reserves (US$772.2 million) as of the same date.

            If from time to time in the future Banco de Chile's shareholders decide to retain and capitalize all or part of its annual net income in order to finance its future growth, and to distribute stock dividends among its shareholders, the Central Bank may require Banco de Chile to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS. If Banco de Chile distributes stock dividends and the Central Bank does not require the bank to pay that portion in cash, the shares received by SAOS must be sold by SAOS within the following 12 months.

      Item 7. Material to be Filed as Exhibits.

            The following are filed with this statement:

1. Joint Filing Agreements, together with Powers of Attorney from each of Luksburg Foundation, Dolberg Finance Corporation Establishment, Lanzville Investments Establishment, Ruana Copper Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inv. Ltd., Andsberg Inversiones Ltda., Patricia Lederer Tcherniak, Nicolas Luksic Puga, Guillermo Luksic Craig, Andronico Luksic Abaroa, Andronico Luksic Craig, Inmobiliaria e Inversiones Rio Claro S.A., Inversiones Salta S.A., Inversiones Consolidadas S.A., Andronico Luksic Lederer, Davor Luksic Lederer, Max Luksic Lederer, Dax Luksic Lederer and LQ Inversiones Financieras S.A.

2. Merger Agreement between Banco de Chile and Banco de A. Edwards, dated as of October 3, 2001 (together with an English translation thereof)*

3. Agreement, dated December 20, 2000, among Agricola El Penon S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      (a)   Spanish language version*

      (b)   English translation

4. Agreement, dated December 20, 2000, among Inversiones Ranquil S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      (a)   Spanish language version*

      (b)   English translation

5. Agreement, dated December 20, 2000, among Inmobiliaria e Inversiones Hidroindustriales S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      (a)   Spanish language version*

      (b)   English translation

6. Agreement, dated December 20, 2000, among VTR S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      (a)   Spanish language version*

      (b)   English translation

7. Agreement, dated December 20, 2000, among Inversiones y Bosques S.A., Quinenco S.A., LQ Inversiones Financieras S.A., Inversiones Rio Grande S.A. and Banco del Estado de Chile

      (a)   Spanish language version*

      (b)   English translation

8. Loan Agreement, dated December 26, 2001, between LQ Inversiones Financieras S.A. and BBVA Banco BHIF

      (a)   Spanish language version*

      (b)   English translation

9. Loan, Pledge of Shares and Guaranty Agreement with Joint and Several Liability, dated December 15, 2000, between LQ Inversiones Financieras S.A. and Banco Santiago

      (a)   Spanish language version*

      (b)   English translation

10. Share Purchase Agreement, dated March 27, 2001, between Empresas Penta S.A. and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

      (a)   Spanish language version*

      (b)   English translation

11. Share Purchase Agreement, dated March 27, 2001, between Sociedad de Inversiones y Rentas Megeve Limitada and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

      (a)   Spanish language version*

      (b)   English translation

12. Share Purchase Agreement, dated March 27, 2001, between Sociedad Comercial y Editorial Santiago Limitada and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

      (a)   Spanish language version*

      (b)   English translation

13. Share Purchase Agreement, dated March 27, 2001, between Consorcio Financiero S.A. and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

      (a)   Spanish language version*

      (b)   English translation

14. Share Purchase Agreement, dated March 27, 2001, between Inversiones Las Arenas Sociedad Anonima and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

      (a)   Spanish language version*

      (b)   English translation

15. Pledge Agreement, dated January 9, 2002, between LQ Inversiones Financieras S.A. and Deutsche Bank AG Cayman Islands Branch

      (a)   Spanish language version*

      (b)   English translation

16. Note Amendment, dated April 23, 2002, among Agricola El Penon S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      (a)   Spanish language version**

      (b)   English summary***

17. First Amendment and Waiver to Senior Secured Credit Agreement, dated May 22, 2002, between LQ Inversiones Financieras S.A. and Deutsche Bank AG Cayman Islands Branch

----------
*     Exhibit previously filed

** Pursuant to Rule 12b-31 under the Exchange Act, only one of the five Note Amendments referenced in the second paragraph of Item 6 herein, each dated April 23, 2002, has been previously filed with SEC. The schedule below sets forth the material details (consisting only of the names of the parties to such Note Amendments) in which the four documents which are not filed hereto differ from Exhibit 16:

      Note Amendment

      Note Amendment among Inversiones Ranquil S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      Note Amendment among Inmobiliaria e Inversiones Hidroindustriales S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      Note Amendment among VTR S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      Note Amendment among Inversiones y Bosques S.A., Quinenco S.A., LQ Inversiones Financieras S.A., Inversiones Rio Grande S.A. and Banco del Estado de Chile

*** Pursuant to Rule 12b-12(d) under the Exchange Act, an English summary has previously been provided.

                                                                    Schedule A-1

       Directors and Executive Officers of LQ Inversiones Financieras S.A.

Directors:

1.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Francisco Perez Mackenna
     Principal Occupation:      Chief Executive Officer of Quinenco
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Manuel Jose Noguera Eyzaguirre
     Principal Occupation:      Chief Legal Counsel of Quinenco
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

4.   Name:                      Felipe Joannon Vergara
     Principal Occupation:      Managing Director, Business Development,
                                Quinenco
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

5.   Name:                      Martin Rodriguez Guiraldes
     Principal Occupation:      Managing Director, Strategy and Performance
                                Appraisal, Quinenco
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

Executive Officers:

1.   Name:                      Luis Fernando Antunez Bories
     Principal Occupation:      Chief Executive Officer of LQ Inversiones,
                                Chief Financial Officer of Quinenco
     Business Address:          Enrique Foster Sur 20, 15th Floor
                                Santiago, Chile
     Citizenship:               Chilean


                                     A-1-1

                                                                    Schedule A-2

                Directors and Executive Officers of Quinenco S.A.

Directors:

1.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Andronico Luksic Craig
     Principal Occupation:      Vice Chairman of the Board of Directors of
                                Quinenco, Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Matko Koljatic Maroevic
     Principal Occupation:      Business Administrator
     Business Address:          Vicuna Mackenna 4860
                                Escuela de Administration PVC,
                                Santiago, Chile
     Citizenship:               Chilean

4.   Name:                      Hernan Buchi Buc
     Principal Occupation:      Director of various companies
     Business Address:          San Crecente 551
                                Las Condes, Santiago, Chile
     Citizenship:               Chilean

5.   Name:                      Juan Andres Fontaine Talavera
     Principal Occupation:      Owner, Fontaine Consultants
     Business Address:          Santa Lucia 188, 6th Floor
                                Santiago, Chile
     Citizenship:               Chilean


                                     A-2-1

6.   Name:                      Jean-Paul Luksic Fontbona
     Principal Occupation:      Director of Quinenco,
                                Director of various companies
     Business Address:          Ahumada 11, 10 th  Floor
                                Santiago, Chile
     Citizenship:               Chilean

7.   Name:                      Gonzalo Menendez Duque
     Principal Occupation:      Director of various companies
     Business Address:          Agustinas 972, Suite 701
                                Santiago, Chile
     Citizenship:               Chilean

Executive Officers:

1.   Name:                      Francisco Perez Mackenna
     Title:                     Chief Executive Officer
     Citizenship:               Chilean

2.   Name:                      Luis Fernando Antunez Bories
     Title:                     Chief Financial Officer
     Citizenship:               Chilean

3.   Name:                      Felipe Joannon Vergara
     Title:                     Managing Director, Business Development
     Citizenship:               Chilean

4.   Name:                      Martin Rodriguez Guiraldes
     Title:                     Managing Director, Strategy and Performance
                                Appraisal
     Citizenship:               Chilean

5.   Name:                      Sergio Cavagnaro Santa Maria
     Title:                     Managing Director, Human Resources
     Citizenship:               Chilean

6.   Name:                      Manuel Jose Noguera Eyzaguirre
     Title:                     Chief Legal Counsel
     Citizenship:               Chilean

7.   Name:                      Fernando Silva Lavin
     Title:                     Controller
     Citizenship:               Chilean


                                     A-2-2

                                                                    Schedule A-3

                      Directors of the Luksburg Foundation

1.   Name:                      Andronico Luksic Abaroa
     Principal Occupation:      Director of various companies
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Andronico Luksic Craig
     Principal Occupation:      Vice Chairman of the Board of Directors of
                                Quinenco, Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

4.   Name:                      Jean-Paul Luksic Fontbona
     Principal Occupation:      Director of Quinenco,,
                                Director of various companies
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

5.   Name:                      Karl Josef Hier
     Principal Occupation:      Lawyer, Marxer & Partner
     Business Address:          Heiligkreuz 6
                                Vaduz, Liechtenstein
     Citizenship:               Liechtenstein


                                     A-3-1

                                                                    Schedule A-4

                Directors of Lanzville Investments Establishment

1.   Name:                      Andronico Luksic Abaroa
     Principal Occupation:      Director of various companies
     Business Address:          Ahumada 11, l0th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Andronico Luksic Craig
     Principal Occupation:      Vice Chairman of the Board of Directors of
                                Quinenco, Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

4.   Name:                      Jean-Paul Luksic Fontbona
     Principal Occupation:      Director of Quinenco,
                                Director of various companies
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

5.   Name:                      Karl Josef Hier
     Principal Occupation:      Lawyer, Marxer & Partner
     Business Address:          Heiligkreuz 6
                                Vaduz, Liechtenstein
     Citizenship:               Liechtenstein


                                     A-4-1

                                                                    Schedule A-5

             Directors of Dolberg Finance Corporation Establishment

1.   Name:                      Andronico Luksic Abaroa
     Principal Occupation:      Director of various companies
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Andronico Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

4.   Name:                      Jean-Paul Luksic Fontbona
     Principal Occupation:      Director of Quinenco,
                                Director of various companies
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

5.   Name:                      Karl Josef Hier
     Principal Occupation:      Lawyer, Marxer & Partner
     Business Address:          Heiligkreuz 6
                                Vaduz, Liechtenstein
     Citizenship:               Liechtenstein


                                     A-5-1

                                                                    Schedule A-6

                       Directors of Geotech Establishment

1.   Name:                      Andronico Luksic Abaroa
     Principal Occupation:      Director of various companies
     Business Address:          Ahumada 11, l0th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Andronico Luksic Craig
     Principal Occupation:      Vice Chairman of the Board of Directors of
                                Quinenco, Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

4.   Name:                      Jean-Paul Luksic Fontbona
     Principal Occupation:      Director of Quinenco,
                                Director of various companies
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

5.   Name:                      Karl Josef Hier
     Principal Occupation:      Lawyer, Marxer & Partner
     Business Address:          Heiligkreuz 6
                                Vaduz, Liechtenstein
     Citizenship:               Liechtenstein


                                     A-6-1

                                                                    Schedule A-7

                          Directors of Andsberg Limited

1.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Andronico Luksic Abaroa
     Principal Occupation:      Director of various companies
     Business Address:          Ahumada 11, l0th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Mark Lightbown
     Principal Occupation:      Director of various companies
     Business Address:          Avenida El Bosque Norte 0440, Las Condes
                                Santiago, Chile
     Citizenship:               British


                                     A-7-1

                                                                    Schedule A-8

                    Directors of Andsberg Inversiones Limited

1.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean


2.   Name:                      Andronico Luksic Abaroa
     Principal Occupation:      Director of various companies
     Business Address:          Ahumada 11, l0th Floor
                                Santiago, Chile
     Citizenship:               Chilean


3.   Name:                      Mark Lightbown
     Principal Occupation:      Director of various companies
     Business Address:          Avenida El Bosque Norte 0440, Las Condes
                                Santiago, Chile
     Citizenship:               British


                                     A-8-1

                                                                    Schedule A-9

               Authorized Signators of Andsberg Inversiones Ltda.

1.   Name:                      Andronico Luksic Abaroa
     Principal Occupation:      Director of various companies
     Business Address:          Ahumada 11, l0th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Andronico Luksic Craig
     Principal Occupation:      Vice Chairman of the Board of Directors of
                                Quinenco, Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

4.   Name:                      Jean-Paul Luksic Fontbona
     Principal Occupation:      Director of Quinenco,
                                Director of various companies
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

5.   Name:                      Guillermo Delgado Opazo
     Principal Occupation:      Business Administrator for the Quinenco Group
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

6.   Name:                      Lukas Yaksic Rojas
     Principal Occupation:      Business Administrator for the Quinenco Group
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean


                                     A-9-1

                                                                   Schedule A-10

Directors of Ruana Copper Corporation Establishment

1.   Name:                      Andronico Luksic Abaroa
     Principal Occupation:      Director of various companies
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Andronico Luksic Craig
     Principal Occupation:      Vice-Chairman of the Board of Directors of
                                Quinenco
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

4.   Name:                      Jean-Paul Luksic Fontbona
     Principal Occupation:      Director of Quinenco,
                                Director of various companies
     Business Address:          Ahumada 11, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean


                                     A-10-1

                                                                   Schedule A-11

             Directors of Inmobiliaria e Inversiones Rio Claro S.A.

1.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Nicolas Luksic Puga
     Principal Occupation:      Financial Analyst, Quinenco
     Business Address:          Enrique Foster Sur 20, 15th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Andronico Luksic Craig
     Principal Occupation:      Vice-Chairman of the Board of Directors of
                                Quinenco
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean


4.   Name:                      Antonia Luksic Puga
     Principal Occupation:      N/A
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean


5.   Name:                      Manuel Jose Noguera Eyzaguirre
     Principal Occupation:      Chief Legal Counsel of Quinenco
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean


6.   Name:                      Alessandro Bizzarri Carvallo
     Principal Occupation:      Lawyer, Quinenco
     Business Address:          Enrique Foster Sur 20, 15th Floor
                                Santiago, Chile
     Citizenship:               Chilean


                                     A-11-1

7.   Name:                      Mario Garrido Taraba
     Principal Occupation:      Business Adminstrator for the Quinenco Group
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean



                                     A-11-2

                                                                   Schedule A-12

         Directors and General Manager of lnversiones Consolidadas S.A.

Directors:

1.   Name:                      Mario Garrido Taraba
     Principal Occupation:      Business Administrator for the Quinenco Group
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Andronico Luksic Lederer
     Principal Occupation:      Financial Analyst, Banchile
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Patricia Lederer Tcherniak
     Principal Occupation:      n/a
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Argentine

4.   Name:                      Guillermo Luksic Craig
     Principal Occupation:      Chairman of the Board of Directors of Quinenco,
                                Director of various companies
     Business Address:          Enrique Foster Sur 20, 16th Floor
                                Santiago, Chile
     Citizenship:               Chilean

5.   Name:                      Gustavo Delgado Opazo
     Principal Occupation:      Business Administrator for the Quinenco Group
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean

General Manager:

1.   Name:                      Rodrigo Terre Fontbona
     Principal Occupation:      Business Administrator for the Quinenco Group
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean


                                     A-12-1

                                                                   Schedule A-13

             Directors and General Manager of lnversiones Salta S.A.

Directors:

1.   Name:                      Andronico Luksic Lederer
     Principal Occupation:      Financial Analyst, Banchile
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean

2.   Name:                      Edmundo Eluchans Urenda
     Principal Occupation:      Lawyer, Eluchans & Co.
     Business Address:          Teatinos 248, 10th Floor
                                Santiago, Chile
     Citizenship:               Chilean

3.   Name:                      Mario Garrido Taraba
     Principal Occupation:      Business Administrator for the Quinenco Group
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean

4.   Name:                      Gustavo Delgado Opazo
     Principal Occupation:      Business Administrator for the Quinenco Group
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean


General Manager:

1.   Name:                      Rodrigo Terre Fontbona
     Principal Occupation:      Business Administrator for the Quinenco Group
     Business Address:          Enrique Foster Sur 20, 18th Floor
                                Santiago, Chile
     Citizenship:               Chilean


                                     A-13-1

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2005

                                  LQ Inversiones Financieras S.A.


                                  By:   /s/  Luis Fernando Antunez
                                      ---------------------------------------
                                  Name: Luis Fernando Antunez
                                  Title: Chief Executive Officer


                                  Quinenco S.A.


                                  By:   /s/  Francisco Perez Mackenna
                                      ---------------------------------------
                                  Name: Francisco Perez Mackenna
                                  Title: Chief Executive Officer

                                  Andronico Luksic Abaroa
                                  Luksburg Foundation
                                  Dolberg Finance Corporation Establishment
                                  Lanzville Investment Establishment
                                  Ruana Copper Corporation Establishment
                                  Geotech Establishment
                                  Andsberg Ltd.
                                  Andsberg Inv. Ltd.
                                  Andsberg Inversiones Ltda.


                                  By:   /s/  Andronico Luksic Abaroa
                                      ---------------------------------------
                                  Name: Andronico Luksic Abaroa
                                  Title:  Attorney-in-fact

                                  Guillermo Luksic Craig
                                  Nicolas Luksic Puga
                                  Inmobiliaria e Inversiones Rio Claro S.A.


                                  By:   /s/ Mario Garrido Taraba
                                      ---------------------------------------
                                  Name: Mario Garrido Taraba
                                  Title: Attorney-in-fact

                                  Andronico Luksic Craig
                                  Patricia Lederer Tcherniak
                                  Inversiones Consolidadas S.A.
                                  Inversiones Salta S.A.
                                  Andronico Luksic Lederer
                                  Davor Luksic Lederer
                                  Max Luksic Lederer
                                  Dax Luksic Lederer


                                  By:   /s/ Rodrigo Terre Fontbona
                                      ---------------------------------------
                                  Name: Rodrigo Terre Fontbona
                                  Title: Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit     Description

1. Joint Filing Agreements, Powers of Attorney from each of: LQ Inversiones Financieras S.A., Luksburg Foundation, Dolberg Finance Corporation Establishment, Lanzville Investments Establishment, Ruana Copper Corporation Establishment, Geotech Establishment, Andsberg Ltd., Andsberg Inv. Ltd., Andsberg Inversiones Ltda., Patricia Lederer Tcherniak, Nicolas Luksic Puga, Guillermo Luksic Craig, Andronico Luksic Abaroa, Andronico Luksic Craig, Inmobiliaria e Inversiones Rio Claro S.A., Inversiones Salta S.A., Inversiones Consolidadas S.A., Andronico Luksic Lederer, Davor Luksic Lederer, Max Luksic Lederer and Dax Luksic Lederer

2. Merger Agreement between Banco de Chile and Banco de Chile and Banco de A. Edwards, dated as of October 3, 2001 (together with an English translation thereof)*

3. Agreement, dated December 20, 2000, among Agricola El Penon S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

            (a)   Spanish language version*

            (b)   English translation

4. Agreement, dated December 20, 2000, among Inversiones Ranquil S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

            (a)   Spanish language version*

            (b)   English translation

5. Agreement, dated December 20, 2000, among Inmobiliaria e Inversiones Hidroindustriales S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

            (a)   Spanish language version*

            (b)   English translation

6. Agreement, dated December 20, 2000, among VTR S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

            (a)   Spanish language version*

            (b)   English translation

7. Agreement, dated December 20, 2000, among Inversiones y Bosques S.A., Quinenco S.A., LQ Inversiones Financieras S.A., Inversiones Rio Grande S.A. and Banco del Estado de Chile

            (a)   Spanish language version*

            (b)   English translation

8. Loan Agreement, dated December 26, 2001, between LQ Inversiones Financieras S.A. and BBVA Banco BHIF

            (a)   Spanish language version*

            (b)   English translation

9. Loan, Pledge of Shares and Guaranty Agreement with Joint and Several Liability Co-Debt Agreement, dated December 15, 2000, between LQ Inversiones Financieras S.A. and Banco Santiago

            (a)   Spanish language version*

            (b)   English translation

10. Share Purchase Agreement, dated March 27, 2001, between Empresas Penta S.A. and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

            (a)   Spanish language version*

            (b)   English translation

11. Share Purchase Agreement, dated March 27, 2001, between Sociedad de Inversiones y Rentas Megeve Limitada and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

            (a)   Spanish language version*

            (b)   English translation

12. Share Purchase Agreement, dated March 27, 2001, between Sociedad Comercial y Editorial Santiago Limitada and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

            (a)   Spanish language version*

            (b)   English translation

13. Share Purchase Agreement, dated March 27, 2001, between Consorcio Financiero S.A. and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

            (a)   Spanish language version*

            (b)   English translation


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

14. Share Purchase Agreement, dated March 27, 2001, between Inversiones Las Arenas Sociedad Anonima and other seller/lenders and LQ Inversiones Financieras S.A. and other buyer/borrowers

            (a)   Spanish language version*

            (b)   English translation

15. Pledge Agreement, dated January 9, 2002, between LQ Inversiones Financieras S.A. and Deutsche Bank AG Cayman Islands Branch

            (a)   Spanish language version*

            (b)   English translation

16. Note Amendment, dated April 23, 2002, among Agricola El Penon S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

            (a)   Spanish language version**

            (b)   English summary***

17. First Amendment and Waiver to Senior Secured Credit Agreement, dated May 22, 2002, between LQ Inversiones Financieras S.A. and Deutsche Bank AG Cayman Islands Branch

----------
*     Exhibit previously filed

** Pursuant to Rule 12b-31 under the Exchange Act, only one of the five Note Amendments referenced in the second paragraph of Item 6 herein, each dated April 23, 2002, has been previously filed. The schedule below sets forth the material details (consisting only of the names of the parties to such Note Amendments) in which the four documents which are not filed hereto differ from Exhibit 16:

      Note Amendment among Inversiones Ranquil S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      Note Amendment among Inmobiliaria e Inversiones Hidroindustriales S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      Note Amendment among VTR S.A., LQ Inversiones Financieras S.A., Quinenco S.A. and Banco del Estado de Chile

      Note Amendment among Inversiones y Bosques S.A., Quinenco S.A., LQ Inversiones Financieras S.A., Inversiones Rio Grande S.A. and Banco del Estado de Chile

*** Pursuant to Rule 12b-12(d) under the Exchange Act, an English summary has previously been provided.


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